                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                             INLAND RESOURCES INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  457469 20 3
                     -----------------------------------
                                (CUSIP Number)

                 Julia Heintz Murray, General Counsel - Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                               Houston, TX 77002
                                 (713) 853-4794
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                                January 6, 1998
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 457469 20 3                                          PAGE 2 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Joint Energy Development Investments Limited Partnership
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP NO. 457469 20 3                                          PAGE 3 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Joint Energy Development Investments II Limited Partnership
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   864,612 shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     864,612 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      864,612 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.37%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP NO. 457469 20 3                                          PAGE 4 OF 8 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Enron Corp.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     -0-
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   864,612 shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     -0-
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     864,612 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      864,612 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.37%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1997, WHICH IS HEREBY AMENDED AS FOLLOWS:

Item 1.  Security and Issuer:

         This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Inland Resources Inc., a Washington corporation (the "Issuer"). The address of the principal executive office of the Issuer is 475 17th Street, Denver, Colorado 80202.

Item 2.  Identity and Background:

         This statement is being filed by (i) Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI"), which is engaged primarily in the business of investing in and managing certain energy related assets, (ii) Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II"), which is engaged primarily in the business of investing in and managing certain energy related assets, and (iii) Enron Corp., an Oregon corporation (" Enron"), which is an integrated natural gas and electricity company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, and the purchasing and marketing of electricity and other energy-related commitments. JEDI, JEDI II and Enron are referred to herein as the "Reporting Entities." Additional entities that may be deemed to be control persons of JEDI are (a) Enron Capital Management Limited Partnership, a Delaware limited partnership and the general partner of JEDI ("ECMLP"), whose principal business is to manage oil and gas related investments, (b) Enron Capital Corp., a Delaware corporation and the general partner of ECMLP ("ECC"), whose principal business is to manage oil and gas related investments and (c) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users. ECT also provides risk management services. ECC is a wholly owned subsidiary of ECT and an indirect, wholly owned subsidiary of Enron. Additional entities that may be deemed to be control persons of JEDI II are (a) Enron Capital Management II Limited Partnership, a Delaware limited partnership and the general partner of JEDI II ("ECMLP II"), whose principal business is to manage oil and gas related investments, (b) Enron Capital II Corp., a Delaware corporation and the general partner of ECMLP II ("ECC II"), whose principal business is to manage oil and gas related investments, and ECT. ECC II is a wholly owned subsidiary of ECT and an indirect, wholly owned subsidiary of Enron.

         The address of the principal business office of JEDI, JEDI II, ECMLP, ECMLP II, ECC, ECC II, ECT and Enron is 1400 Smith Street, Houston, Texas 77002.
Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECC, ECC II and Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron, ECT, ECC, ECC II, ECMLP, ECMLP II, or any person listed on
Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities, nor to their knowledge, ECMLP, ECMLP II, ECC, ECC II or ECT or any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

         On July 21, 1997, JEDI purchased 100,000 shares of the Issuer's Series C Cumulative Convertible Preferred Stock (the "Preferred Stock") for consideration consisting of $10,000,000 in cash. The source of the $10,000,000 consideration paid to the Issuer for the Preferred Stock was working capital on hand.

Item 4.           Purpose of Transaction:

         The transactions described in Item 3 above occurred as a result of negotiated transactions with the Issuer. The securities acquired by JEDI were acquired for investment purposes. Pursuant to the Conveyance, Assignment and Bill of Sale between JEDI and JEDI II (the "Assignment Agreement"), effective as of January 5, 1998, JEDI transferred the 100,000 shares of Preferred Stock it purchased from the Issuer to JEDI II. The Assignment Agreement is incorporated herein by reference to Exhibit 5. JEDI II intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to JEDI II, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         Each share of Preferred Stock is convertible, at any time at the option of the holder, into that number of shares of the Issuer's Common Stock that is equal to the "Redemption Price" per share of $100.00, plus accrued and unpaid dividends as of the date of conversion, divided by the "Conversion Price" per share of $12.00 (which Conversion Price per share is subject to antidilution adjustments). Accordingly, the 100,000 shares of Preferred Stock were, immediately upon issuance thereof, convertible into 833,333 shares of the Issuer's Common Stock.

         The Preferred Stock accrues dividends at the rate of $10.00 per share per annum, which dividends are cumulative and accrue on a daily basis. Additional dividends accrue on the amount of dividends accrued but unpaid, whether or not declared, compounding quarterly, at the rate of 10% per annum. Dividends are payable only in connection with the liquidation, dissolution or winding up of the Issuer, or in connection with a redemption of the Preferred Stock. On the earlier of (i) the later of (a) July 1, 2005 and (b) six months following the date of maturity of certain long-term debt financing obtained by the Issuer before July 1, 2005 and (ii) January 21, 2008, the Issuer is required to redeem all outstanding Preferred Stock at the Redemption Price plus accrued but unpaid dividends. The Issuer may effect such redemption in cash, or at its election, in that number of shares of its Common Stock with a value equal to the Redemption Price plus accrued but unpaid dividends. For purposes of calculating the number of shares of Common Stock issuable in such a redemption, the Issuer's Common Stock is valued at 80% of its average price over the five-day trading period ending immediately prior to the date of issuance of Common Stock in such a redemption.

         In connection with the transactions described in Item 3 above, the Issuer granted to JEDI, and JEDI transferred to JEDI II pursuant to the Assignment Agreement, the right (the "Maintenance Right") to purchase a pro rata share of capital stock, or securities convertible into or exercisable or exchangeable for capital stock, that is issued or sold by the Issuer (except, among other transactions, in public offerings and certain acquisitions). The Maintenance Right is intended to permit JEDI II to maintain its proportionate equity ownership in the Issuer.

         Each share of Preferred Stock is entitled to vote on all matters and is entitled to that number of votes per share equal to the number of shares of Common Stock into which such share of Preferred Stock is then convertible. Additionally, holders of the Preferred Stock, acting separately as a class, have the right to elect the greater of one, or a proportionate number rounded down to the nearest whole number based upon the percentage of Common Stock into which the Preferred Stock may be converted, of the members of the Board of Directors of the Issuer. Additionally, holders of Preferred Stock vote as a class on (i) any amendment, by merger or otherwise, to the terms of the Preferred Stock or other terms of the Articles of Incorporation of the Issuer if such amendment would adversely affect any right, preference, privilege or voting right of the Preferred Stock, (ii) authorization or issuance of any securities ranking in parity with or prior to the Preferred Stock in the payment of dividends, conversion rights, or the distribution of assets upon liquidation, dissolution or winding up of the Issuer, and (iii) consummation of any merger, consolidation or share exchange unless the holders of the Preferred Stock receive or continue to hold in the surviving corporation the equivalent number of shares, with substantially equivalent rights and preferences, including priority as to dividends, distribution of assets upon liquidation, voting and conversion rights, as the Preferred Stock.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, ECMLP, ECMLP II, ECC, ECC II, ECT, or any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer:

         As of the date of this statement, JEDI II beneficially owns and has the power to vote and dispose of 100,000 shares of the Preferred Stock, which represents 864,612 shares, including accrued and unpaid dividends as of such date, or approximately 9.37 %, of the Issuer's Common Stock outstanding as of September 30, 1997, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. Because ECC II is an indirect, wholly owned subsidiary of Enron, Enron may also be deemed to beneficially own such shares. Enron disclaims beneficial ownership of all such shares.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, ECMLP, ECMLP II, ECC, ECC II, ECT, or any person listed on Schedule I hereto, has effected any transactions in shares of Common Stock of the Issuer during the preceding sixty days.

         As of January 5, 1998, JEDI ceased to be the beneficial owner of 5% of the Issuer's Common Stock, when it transferred its entire interest in the Issuer to JEDI II pursuant to the Assignment Agreement as described above under Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

         Certain registration rights granted to JEDI by the Issuer, and transferred to JEDI II pursuant to the Assignment Agreement, are set forth in a Registration Rights Agreement dated July 21, 1997, which is incorporated herein by reference to Exhibit 2 of the Schedule 13D filed on July 31, 1997. In addition, JEDI entered into a Tagalong Agreement dated July 21, 1997 with Pengo Securities Corp., a stockholder of the Issuer, granting JEDI the right, which has been transferred to JEDI II pursuant to the Assignment Agreement, to sell a pro rata portion of the Issuer's Common Stock acquired by JEDI II upon conversion of its Preferred Stock to any transferee of Pengo in any sale or transfer to such transferee, in one or a series of related transactions, of a majority of Pengo's Common Stock of the Issuer. The Tagalong Agreement is incorporated herein by reference to Exhibit 3 of the Schedule 13D filed on July 31, 1997.

Item 7.  Material to be Filed as Exhibits:

         *  Exhibit 1:     Securities Purchase Agreement dated as of July 21,
                           1997 between the Issuer and JEDI.

         *  Exhibit 2:     Registration Rights Agreement dated as of July 21,
                           1997 between the Issuer and JEDI.

         *  Exhibit 3:     Registration Rights Agreement dated as of July 21,
                           1997 between the Issuer and JEDI.

         *  Exhibit 4:     Certificate of Designation of Series C Cumulative
                           Convertible Preferred Stock of the Issuer.

            Exhibit 5: Conveyance, Assignment and Bill of Sale dated as of January 5, 1998 between JEDI and JEDI II.

-------------------

* Previously filed.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  January 16, 1998           JOINT ENERGY DEVELOPMENT INVESTMENTS LIMITED
                                  PARTNERSHIP

                                  By:   Enron Capital Management Limited
                                        Partnership, its general partner

                                  By:   Enron Capital Corp., its general partner


                                  By: /s/ Peggy B. Menchaca
                                      -----------------------------------------
                                  Name: Peggy B. Menchaca
                                  Title: Vice President and Secretary

Date:  January 16, 1998           JOINT ENERGY DEVELOPMENT INVESTMENTS II
                                  LIMITED  PARTNERSHIP

                                  By:   Enron Capital Management II Limited
                                        Partnership, its general partner

                                  By:   Enron Capital II Corp., its general
                                        partner

                                  By: /s/ Peggy B. Menchaca
                                      -----------------------------------------
                                  Name: Peggy B. Menchaca
                                  Title: Vice President and Secretary

Date:  January 16, 1998           ENRON CORP.


                                  By: /s/ Peggy B. Menchaca
                                      -----------------------------------------
                                  Name: Peggy B. Menchaca
                                  Title: Vice President and Secretary


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                               ENRON CAPITAL CORP.


        Name and Business Address              Citizenship                           Position and Occupation
        -------------------------              -----------                           -----------------------
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.                             U.S.A.                    Director

Mark A. Frevert                                   U.S.A.                    Director and Managing Director

Kenneth D. Rice                                   U.S.A.                    Director, Chairman, Chief
                                                                            Executive Officer and Managing
                                                                            Director

Gene E. Humphrey                                  U.S.A.                    President and Managing Director

Andrew S. Fastow                                  U.S.A.                    Managing Director

Mark E. Haedicke                                  U.S.A.                    Managing Director and General Counsel

Jeremy M. Blachman                                U.S.A.                    Vice President

Richard B. Buy                                    U.S.A.                    Vice President

Rebecca C. Carter                                 U.S.A.                    Vice President and Chief Control Officer

William D. Gathmann                               U.S.A.                    Vice President, Finance and Treasurer

Robert J. Hermann                                 U.S.A.                    Vice President, Tax

Clifford P. Hickey                                U.S.A.                    Vice President

Peggy B. Menchaca                                 U.S.A.                    Vice President and Secretary

Kristina M. Mordaunt                              U.S.A.                    Vice President and Assistant General Counsel

Julia Heintz Murray                               U.S.A.                    Vice President, General Counsel,
                                                                            Finance and Assistant Secretary

Andrea Vail                                       U.S.A.                    Vice President

                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.


        Name and Business Address              Citizenship                           Position and Occupation
        -------------------------              -----------                           -----------------------
1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.                             U.S.A.                    Director

Mark A. Frevert                                   U.S.A.                    Director

Kenneth D. Rice                                   U.S.A.                    Director

Gene E. Humphrey                                  U.S.A.                    President and Managing Director

Andrew S. Fastow                                  U.S.A.                    Managing Director

Mark E. Haedicke                                  U.S.A.                    Managing Director and General Counsel

Jeremy M. Blachman                                U.S.A.                    Vice President

Richard B. Buy                                    U.S.A.                    Vice President

Rebecca C. Carter                                 U.S.A.                    Vice President and Chief Control Officer

William D. Gathmann                               U.S.A.                    Vice President, Finance and Treasurer

Robert J. Hermann                                 U.S.A.                    Vice President, Tax

Clifford P. Hickey                                U.S.A.                    Vice President

Peggy B. Menchaca                                 U.S.A.                    Vice President and Secretary

Kristina M. Mordaunt                              U.S.A.                    Vice President and Assistant General Counsel

Julia Heintz Murray                               U.S.A.                    Vice President, General Counsel, Finance

Andrea Vail                                       U.S.A.                    Vice President

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.

NAME AND BUSINESS ADDRESS                      CITIZENSHIP                  POSITION AND OCCUPATION
-------------------------                      -----------                  -----------------------
Robert A. Belfer                                  U.S.A.                    Director
767 Fifth Avenue, 46th Fl.                                                  Chairman, President and Chief
New York, NY  10153                                                              Executive Officer,
                                                                            Belco Oil & Gas Corp.

Norman P. Blake, Jr.                              U.S.A.                    Director
USF&G Corporation                                                           Chairman, United States Fidelity
6225 Smith Ave. LA0300                                                           and Guaranty Company
Baltimore, MD  21209

Ronnie C. Chan                                    U.S.A.                    Director
Hang Lung Development                                                       Chairman of Hang Lung
     Company Limited                                                             Development Group
28/F, Standard Chartered
     Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                                    U.S.A.                    Director
5851 San Felipe, Suite 850                                                  Investments
Houston, TX  77057

Joe H. Foy                                        U.S.A.                    Director
404 Highridge Dr.                                                           Retired Senior Partner,
Kerrville, TX  78028                                                        Bracewell & Patterson, L.L.P.

Wendy L. Gramm                                    U.S.A.                    Director
P.O. Box 39134                                                              Former Chairman, U.S. Commodity
Washington, D.C.  20016                                                          Futures Trading Commission

Ken L. Harrison                                   U.S.A.                    Director
121 S. W. Salmon Street                                                     Vice Chairman of Enron Corp.
Portland, OR  97204

Robert K. Jaedicke                                U.S.A.                    Director,
Graduate School of Business                                                 Professor (Emeritus), Graduate
Stanford University                                                              School of Business
Stanford, CA  94305                                                              Stanford University

Charles A. Lemaistre                              U.S.A.                    Director
13104 Travis View Loop                                                      President (Emeritus), University of
Austin, TX  77030                                                                Texas M.D. Anderson Cancer
                                                                                 Center

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.

Jerome J. Meyer                                   U.S.A.                    Director
26600 S. W. Parkway                                                         Chairman and Chief Executive Officer, Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR  97070-1000

John A. Urquhart                                  U.S.A.                    Director and Vice Chairman of
John A. Urquhart Assoc.                                                          Enron Corp.
111 Beach Road                                                              President, John A. Urquhart
Fairfield, CT  06430                                                              Associates

John Wakeham                                       U.K.                     Director
Pinglestone House                                                           Former U.K. Secretary of State for
Old Alresford                                                                    Energy and Leader of the
Hampshire S024 9TB                                                               Houses of Commons and Lords
United Kingdom

Charls E. Walker                                  U.S.A.                    Director
Walker & Walker, LLC.                                                       Chairman, Walker & Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Bruce G. Willison                                 U.S.A.                    Director
4900 Rivergrade Road                                                        President and Chief Operating
Irwindale, CA  91706                                                        Officer, Homes Savings of America

Herbert S. Winokur, Jr.                           U.S.A.                    Director
Winokur & Associates, Inc.                                                  President, Winokur & Associates,
30 East Elm Ct.                                                                  Inc.
Greenwich, CT  06830

1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                                    U.S.A.                    Director, Chairman and Chief Executive Officer

Jeffrey K. Skilling                               U.S.A.                    Director, President and Chief Operating Officer

J. Clifford Baxter                                U.S.A.                    Senior Vice President, Corporate Development

Richard A. Causey                                 U.S.A.                    Senior Vice President and Chief
                                                                            Accounting and Information Officer

Edmund P. Segner, III                             U.S.A.                    Executive Vice President and Chief of Staff

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.


1400 Smith Street
Houston, TX  77002

James V. Derrick, Jr.                             U.S.A.                    Senior Vice President and General Counsel

Andrew S. Fastow                                  U.S.A.                    Senior Vice President, Finance

Stanley C. Horton                                 U.S.A.                    Chairman and Chief Executive
                                                                            Officer, Enron Gas Pipeline Group

Rebecca P. Mark                                   U.S.A.                    Chairman and Chief Executive
                                                                            Officer, Enron International, Inc.


Thomas E. White                                   U.S.A.                    Chairman and Chief Executive
                                                                            Officer, Enron Ventures Corp.

Rodney L. Gray                                    U.S.A.                    Executive Vice President,
                                                                            Financial Management, of
                                                                            Enron International Inc.